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                                                                     EXHIBIT 2.3

                 SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT

     This Second Amendment to Stock Purchase Agreement ("Amendment") is entered into as of October 13, 1998 by and between FirstAmerica Automotive, Inc., a Delaware corporation ("Purchaser") and The Graybehl Family Trust, dated March 22, 1978 ("Seller"), and is made with respect to the following facts and circumstances:

     A. Purchaser and Seller are parties to that certain Stock Purchase Agreement dated July 17, 1998 (the "Agreement"), as amended pursuant to that certain First Amendment to Stock Purchase Agreement dated as of October 1, 1998 (the "First Amendment"), whereby Seller has agreed to sell, and Purchaser has agreed to buy, all of the outstanding stock of FAA Concord T, Inc., a California corporation, formerly known as Vacation Motors, a California corporation, formerly known as Concord Toyota Sales, Inc., a California corporation (the "Corporation").

     B. The parties now desire to further amend the Agreement to provide for such additional terms and conditions as set forth herein. All capitalized terms used herein shall have the meaning ascribed to them in the Agreement or the First Amendment, unless otherwise noted.

     NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Purchaser, Seller and the Corporation agree as follows:

     1. Section 3.1 of the Agreement, and the First Amendment, is hereby deleted and the following language is inserted in lieu thereof:

         3.1 AMOUNT. Subject to adjustments as set forth in Section 3.3 herein below, Purchaser shall pay to Seller as consideration for the acquisition of the Shares hereunder, the sum of TWELVE MILLION SEVEN HUNDRED SIXTY THOUSAND NINTY-ONE DOLLARS ($12,760,091).

     2. The parties acknowledge that the Closing Value of the Corporation at Closing was ONE HUNDRED THIRTY-TWO THOUSAND SIX HUNDRED THIRTY DOLLARS ($132,630) less than as required pursuant to Section 3.3 of the Agreement, as modified by the First Amendment. The parties therefore agree that Purchaser shall receive a credit against the purchase price, as calculated pursuant to
Section 3, equal to this same amount.

     3. The parties further agree that, taking into account (i) the adjustment to the purchase price set forth in section one above, (ii) the credit due Purchaser set forth in section two above, and (iii) the delivery of the Deposit to Seller at Closing (which Seller acknowledges having received), the total amount due Seller, and to pay off the Note in full, is and shall be the sum of TWELVE MILLION FIVE HUNDRED TWENTY-SEVEN THOUSAND FOUR HUNDRED SIXTY-ONE DOLLARS ($12,527,461). Upon payment in full of such amount by Purchaser to Seller, Seller shall deliver the original and all copies of the Note to Purchaser for cancellation.

     4. Except as set forth specifically herein, all remaining terms and conditions of the Agreement shall remain in full force and effect, binding upon Seller, Purchaser and Vacation Motors, Inc., a California corporation.


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

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PURCHASER:                               SELLER:

FirstAmerica Automotive, Inc.       Graybehl Family Trust u/t/d March 22, 1978
a Delaware corporation



By:                                      By:
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   W. Bruce Bercovich, Secretary            L. Vaughn Graybehl, Trustee

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